082-35716

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

[redacted]

08003366

SEC Mail
Mail Processing
Section

JUN 17 2008

Washington, DC
109

June 17, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report of a change in the securities of the Corporation, dated June 4-12, 2008; an Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation, dated June 17, 2008; and an Update to the Immediate Report filed on March 31, 2008, regarding dividend distribution, dated June 17, 2008.

PROCESSED
JUN 26 2008
THOMSON REUTERS

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

dw 6/25

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

4-12 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 4 to 12 June 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
4 June 2008	Exercise of Options	Leumi Options 01/06	6040125	86,019	No
12 June 2008	Exercise of Options	Leumi Options 01/06	6040125	263,951	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,469,057,235	1,469,407,205

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	28,626,123	28,276,153	No
6010133	Leumi A – Commercial Paper	401,950,000	397,950,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

17 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Report: Irregularities at Bank Leumi

Bank Leumi le-Israel B.M. (the "Bank") has this morning published the following Press Release:

"AUDIT BY LEUMI'S INTERNAL AUDIT DIVISION FINDS IRREGULARITIES IN THE APPROVAL OF LOANS BY A FORMER BRANCH MANAGER

The Bank contacted the police and sent the manager on leave until a further decision.

A routine audit by the Internal Audit Division of Bank Leumi le-Israel B.M. during the last few months has disclosed irregularities in the approval of loans by Mr. Menachem (Miki) Friedman, while he served as manager of a branch of Bank Leumi.

The audit indicates an exceptional occurrence, but this will not affect the Bank's customers in any way. Further, it should be noted that to the best of the knowledge of the Bank, material losses have not been caused to the Bank.

The audit indicated, *inter alia*, matters which the Bank was unable to examine by itself, and it was therefore decided to contact the police so that they could examine these aspects. In addition, Mr. Friedman was immediately sent on leave until the matter can be clarified and decisions taken in his regard.

The Bank has reported the audit findings as required to the Supervisor of Banks at the Bank of Israel. In addition, since Mr. Friedman at present serves as Managing Director and CEO of Bank Leumi (UK) plc, the Board of Directors of Bank Leumi has recommended to the Board of Directors of Bank Leumi (UK) that they appoint Mr. Collin E. Cumberland, Director of Commercial & Corporate Banking of Bank

Leumi (UK) and Ms. Lesley J. Secretan, Director of Finance & Operations of Bank Leumi (UK) as acting CEOs for the present.

It is emphasized that this matter is in no way connected with Bank Leumi (UK) or its customers."

Date and time at which the corporation first became aware of the event or matter: 17 June 2008 at 08:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Leumi House, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

17 June 2008

To: Israel Securities Authority
The Tel Aviv Stock Exchange

Update to the Report filed on 31 March 2008 regarding dividend distribution:

The following data were updated following exercise of options and the allotment of exercise shares up to and including today, the record date for receipt of the dividend:

Clause 2 – updated from NIS 270,000,000 to NIS 270,005,687, and from 18.5% to 18.373%.

Clause 7 – updated from 0.185% to 0.18373%.

The updated Report follows:

Immediate Report on Distribution of Cash Dividend

Regulation 37(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. We hereby give notice that on 30 March 2008 the Board of Directors of the Corporation resolved to distribute a dividend.

2. The amount of the dividend to be distributed is NIS 270,005,687.
   The dividend is at the rate of 18.373 % of the issued and paid-up share capital.

3. Dividend record date: 17 June 2008
   "Ex" date: 18 June 2008
   Date of dividend distribution: 30 June 2008

4. Rate of tax to be deducted at source: 20%

5. Balance of profits of the Corporation, as defined in Section 302 of the Companies Law, 1999, following the distribution detailed in this report is NIS 11,029,000,000. The Corporation, being a banking corporation, is subject to additional restrictions regarding distributions in addition to those contained in Section 302 of the Companies Law, 1999.

6. Procedure for approval of distribution of the dividend: Subject to the approval of the upcoming General Meeting of Stockholders.

7.

Tel Aviv Stock Exchange Registration Number of Eligible Security	Dividend Amount Per Share to be Distributed in NIS or Other Currency	Currency of Payment	Date of Payment
604611	0.18373	NIS	30 June 2008

8. The Corporation does not have any dormant shares that are not entitled to payment of the dividend and therefore no waivers are required.

9. The Corporation has outstanding securities convertible into capital. The effect of the distribution of the dividend on these securities is as follows:
   Regarding the exercise shares arising from the exercise of the options allocated to employees of the Leumi Group on 24 January 2006 (Leumi Option 01/06), the gross dividend to which each aforementioned share is entitled on the record date for determining entitlement to participate in the dividend distribution shall be deducted from the exercise price, such amount being linked to the CPI from the record date for determining the right to participate in such dividend distribution, until the actual date of the exercise of the options.

Note to Clauses 2 and 7 above: The dividend is at a rate of some 52.2% of the net profit for the fourth quarter of 2007. Based on the paid-up share capital as of 17 June 2008, the said dividend is at a rate of some 18.373%.

The total dividends for 2007 will amount to NIS 1,684 million, which is some 50.2% of the net profit for 2007 and NIS 1.18373 per ordinary share (subject to changes in the consequence of the exercise of options as previously mentioned).

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END